UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

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FIRST CONNECTICUT BANCORP, INC.
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(Name of Issuer)

Common Stock, par value $0.01 per share
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(Title of Class of Securities)

319850 103
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(CUSIP Number)

December 31, 2013
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
⁯ Rule 13d-1(c)
⁯ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). FARMINGTON BANK EMPLOYEE STOCK OWNERSHIP PLAN IRS ID NO. 45-6377659

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.
SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
	5.	SOLE VOTING POWER

NUMBER OF		1,144,333 (1)
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		277,379 (2)
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,144,333 (1)
WITH	8.	SHARED DISPOSITIVE POWER

277,379 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,421,712
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6% of 16,457,642 shares of First Connecticut Bancorp, Inc. Common Stock outstanding as of December 31, 2013.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP
(1) Includes 1,144,333 shares held in “unallocated” accounts of the Farmington Bank Employee Stock Ownership Plan.
(2) Includes 277,379 shares held in “allocated” accounts of the Farmington Bank Employee Stock Ownership Plan.

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). FIRST BANKERS TRUST SERVICES, INC. IRS ID NO. 20-1171923
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3.
SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
	5.	SOLE VOTING POWER

NUMBER OF		1,144,333 (1)
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		277,379 (2)
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,144,333 (1)
WITH	8.	SHARED DISPOSITIVE POWER

277,379 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,421,712
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6% of 16,457,642 shares of First Connecticut Bancorp, Inc. Common Stock outstanding as of December 31, 2013.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
(1) Includes 1,144,333 shares held in “unallocated” accounts of the Farmington Bank Employee Stock Ownership Plan.
(2) Includes 277,379 shares held in “allocated” accounts of the Farmington Bank Employee Stock Ownership Plan.

Item 1.
(a)	Name of Issuer:

First Connecticut Bancorp, Inc. (the “Corporation”)

(b)	Address of Issuer’s Principal Executive Offices:

One Farm Glen Boulevard, Farmington, Connecticut 06032

Item 2.
(a)	Name of Person Filing:

Farmington Bank Employee Stock Ownership Plan (the “ESOP”)

Pursuant to applicable regulations, First Bankers Trust Services, Inc. (the “Trustee”), the Trustee of the ESOP may also be deemed to be a “beneficial owner” of the shares held by the ESOP as described below.

(b)	Address of Principal Business Office or, if none, Residence:

The business address of the ESOP is: One Farm Glen Boulevard, Farmington, CT 06032. The business address of the Trustee is: 2321 Kochs Lane, Quincy, IL 62305-3566

(c)	Citizenship:

The ESOP trust was established under the laws of the state of Connecticut.

The Trustee is a state chartered trust company incorporated under the laws of the state of Illinois.

(d)	Title of Class of Securities:

Common stock, par value $.01 per share

(e)	CUSIP Number:

319850 103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
(a)
Amount beneficially owned: The ESOP holds an aggregate of 1,425,707 shares (8.6% of 16,457,642 shares of First Connecticut Bancorp, Inc. Common Stock outstanding as of December 31, 2013) of the Corporation and has the voting rights as described below.

(b)	Percent of class: 8.6% of 16,457,642 shares of First Connecticut Bancorp, Inc. Common Stock outstanding as of December 31, 2013.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,144,333.
	(ii)	Shared power to vote or to direct the vote 277,379.
	(iii)	Sole power to dispose or to direct the disposition of 1, 144,333.

The ESOP has sole dispositive power for all such shares subject to the terms of the Employee Stock Ownership Plan, which requires that participant accounts be primarily invested in common stock of the Corporation.

First Bankers Trust Services, Inc., the Trustee of the ESOP, may be deemed under applicable regulations to “beneficially” own the shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of the shares held by the ESOP.

Pursuant to the terms of the ESOP, participants in the ESOP are entitled to instruct the Trustee of the ESOP as to the voting of the shares allocated to their accounts. The provisions of the ESOP require the Trustee to vote the shares held by the ESOP which have not been allocated to specific accounts (or with respect to allocated accounts for which no instructions are timely received) on each issue with respect to which shareholders are entitled to vote in the proportion that the participant had voted the shares allocated to their accounts with respect to such issue. As of December 31, 2013 a total 277,379 shares of Corporation common stock have been allocated to participants’ accounts.

The Trustee has the right to sell allocated shares held by the ESOP, the proceeds from which are allocated to the accounts of individual participants. The Trustee also may sell unallocated shares, to the extent such shares are not pledged to secure borrowed funds.
	(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The ESOP shares are held on behalf of the ESOP participants pursuant to the terms of the Farmington Bank Employee Stock Ownership Plan and Trust Agreement. See Item 4 above for details. Dividends on Corporation common stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Corporation common stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator of the ESOP, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the ESOP to acquire common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Farmington Bank Employee Stock Ownership Plan
First Bankers Trust Services, Inc., Trustee

Date: February 11, 2014	By: /s/Linda Shultz
Name: Linda Shultz
Title: Trust Officer